

News Release
B2Gold Announces that Independent Proxy Advisory Firms, Glass Lewis and ISS,
Recommend B2Gold Shareholders Vote for
All Proposed Items at the Upcoming Annual General & Special Meeting

Vancouver, May 28, 2019 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce that Institutional Shareholder Services ("ISS") and Glass Lewis & Co. ("Glass Lewis") have both recommended that shareholders vote **FOR** the Company's performance share unit plan as well as vote **FOR** all other proposed items to be considered at the upcoming Annual General & Special Meeting of Shareholders of B2Gold.

ISS and Glass Lewis are two leading independent, third party proxy advisory firms who, among other services, provide proxy-voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders.

B2Gold encourages shareholders to read the meeting material in detail. Copies of the meeting material is available under B2Gold's profile on SEDAR at www.sedar.com and on B2Gold's website at www.b2gold.com/investors/agm/.

YOUR VOTE IS <u>IMPORTANT</u> – PLEASE VOTE TODAY

The proxy voting <u>deadline</u> is <u>2pm (PDT)</u> on <u>Wednesday, June 12, 2019</u>

The B2Gold Board of Directors UNANIMOUSLY recommends that Shareholders
Vote IN FAVOUR of All the Proposed Items

<u>How to Vote:</u>

Shareholders are encouraged to vote today using the internet or telephone, to ensure your vote is received in a timely manner.

Registered shareholders may vote by: *Shares held in own name and represented by a physical certificate*

- Internet: www.investorvote.com
- Telephone: +1 866-732-8683

Beneficial shareholders may vote by: *Shares held with a broker, bank or other intermediary*
- Internet: www.proxyvote.com
- Telephone: +1 877-452-7184

B2Gold Annual General & Special Meeting:

The Annual General & Special Meeting of Shareholders of B2Gold is scheduled for **2pm (PDT)** on **Friday June 14, 2019,** at the Fairmont Pacific Rim, 1038 Canada Place, Vancouver, BC, Canada, V6C 0B9.

Shareholder Questions and Assistance:

If you have any questions or require assistance voting your B2Gold shares, please contact the Company's proxy solicitation agent, Laurel Hill Advisory Group, at +1 877-452-7184 toll-free in North America, or call collect outside North America at +1 416-304-0211, or by email at [assistance@laurelhill.com.](assistance@laurelhill.com)

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia.

ON BEHALF OF B2GOLD CORP.
"**Clive T. Johnson**"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com